As filed with the Securities and Exchange Commission on March 10, 2005
--------------------------------------------------------------------------------
Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS



                               ICICI BANK LIMITED

   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not Applicable
                   (Translation of issuer's name into English)

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS,
                         formerly Bankers Trust Company
             (Exact name of depositary as specified in its charter)

                                 60 Wall Street
                            New York, New York 10005
                                 (212) 250-9100

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                Mr. Madhav Kalyan
                        Joint General Manager, ICICI Bank
                         New York Representative Office
                          500 Fifth Avenue, Suite 2830
                               New York, NY 10110
                                 (646) 827-8448

  (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

Francis Fitzherbert-Brockholes, Esq.              Margaret E. Tahyar, Esq.
          White & Case                              Davis Polk & Wardwell
      5 Old Broad Street                             15 avenue Matignon
       London EC2N 1DW                                   75008 Paris
      +44-20-7532-1000                                 +33-1-5659-3600

It is proposed that this filing become effective under Rule 466:

           [X]   immediately upon filing.
           [ ]   on [Date] at [Time].


If a separate registration statement has been filed to register the deposited shares, check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
         Title of Each Class of           Amount to be     Proposed Maximum        Proposed Maximum        Amount of
      Securities to be Registered          Registered     Aggregate Price Per     Aggregate Offering    Registration Fee
                                                                 Unit*                  Price**
-------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by   150,000,000            $0.05                $7,500,000            $950.25
American Depositary Receipts, each            ADSs
American Depositary Share representing
2 shares, Rs. 10 par value, of ICICI
Bank Limited (the "shares")
-------------------------------------------------------------------------------------------------------------------------

*    Each unit represents one American Depositary Share.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
--------------------------------------------------------------------------------

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which form of American Depositary Receipt is incorporated herein by reference.

Item 1.       DESCRIPTION OF SECURITIES TO BE REGISTERED

                                 Cross Reference

                                                                           Location in Form of Receipt
Item Number and Caption                                                    Filed Herewith as Prospectus
-----------------------                                                    ----------------------------
1.   Name of depositary  and address of its  principal                     Face of Receipt, Introductory Article
     executive office

2.   Title of American Depositary Receipts and identity of                 Face of Receipt, Introductory Article
     deposited securities

     Terms of Deposit:

      (i) The amount of deposited securities represented by one            Face of Receipt, Introductory Article
          unit of American Depositary Receipts                             upper right corner

     (ii) The procedure for voting, if any, the                            Reverse of Receipt, Article 17
          deposited securities

    (iii) The collection and distribution of dividends                     Reverse of Receipt, Article 13

     (iv) The transmission of notices, reports and proxy                   Face of Receipt, Article 11
          soliciting material

     (v)  The sale or exercise of rights                                   Reverse of Receipt, Article 14

     (vi) The deposit or sale of securities resulting from                 Face of Receipt, Article 3, Reverse of
          dividends, splits or plans of reorganization                     Receipt, Articles 13 and 18

    (vii) Amendment, extension  or  termination  of the                    Reverse of Receipt, Articles 21 and 22
          deposit arrangements                                             (no provision for extension)

   (viii) Rights  of   holders  of   American   Depositary                 Face of Receipt, Article 11
          Receipts  to inspect the books of the  depositary
          and the list of holders of Receipts

    (ix)  Restrictions upon the right to transfer or withdraw              Face of Receipt, Articles 2 and 4
          the underlying securities

    (x)   Limitation upon the liability of the depositary                  Reverse of Receipt, Articles 13, 19 and 22


3.   Fees and Charges                                                      Face of Receipt, Article 7


Item 2.   AVAILABLE INFORMATION

Public reports furnished by issuer                    Face of Receipt Article 11

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary and, where made available by the Commission, on the Commission's website (www.sec.gov).

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

(a) Form of Deposit Agreement. Form of Deposit Agreement by and among ICICI Bank Limited (the "Company"), Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. Filed as Exhibit (a) to Form F-6 (File Number 333-11504), dated February 18, 2000, and incorporated herein by reference.

(b)(1) Letter Agreements. Letter Agreements dated February 19, 2002 and April 1, 2002 between the Company and the Depositary amending and supplementing the Deposit Agreement, incorporated herein by reference to the Company's Annual Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.

(b)(2) Letter Agreement. Letter Agreement dated March 8, 2005 between the Company and the Depositary amending the Deposit Agreement to change the Company's agent for service of process. Filed herewith as Exhibit
          (b)(2).

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)       Certification under Rule 466. Filed herewith as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Incorporated herein by reference to Exhibits 24.1 through 24.10 to the Company's registration statement on Form F-3 (File No. 333-121664) filed on December 27, 2004.

Item 4.   UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt at least thirty days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, dated as of March 31, 2000, by and among the Company, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on March 10, 2005.



                                       Legal entity created by the agreement
                                       for the issuance of American Depositary
                                       Receipts for Registered Shares, Par
                                       Value Rs. 10 each, of ICICI Bank Limited.



                                       By:  Deutsche Bank Trust Company
                                            Americas, as Depositary



                                       By: /s/ Mike R. Hughes
                                          ---------------------------------
                                          Name:  Mike R. Hughes
                                          Title: Director



                                       By:  /s/ Jeff Margolick
                                          ---------------------------------
                                          Name:  Jeff Margolick
                                          Title: Vice President

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, ICICI Bank Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mumbai, India on March 10, 2005.



                                       ICICI Bank Limited



                                       By: /s/ Mr. Jyotin Mehta
                                          -----------------------------------
                                          Name:  Mr. Jyotin Mehta
                                          Title: General Manager and Company
                                                 Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                                        Title                           Date
        --------                                         -----                           ----


              *                                          Chairman
-------------------------------------
      Mr. Narayanan Vaghul


              *                                     Non-Executive Director

-------------------------------------
     Mr. Uday Madhav Chitale


              *                                     Non-Executive Director
-------------------------------------
    Mr. Somesh Ramchandra Sathe


              *                                     Non-Executive Director
-------------------------------------
     Mr. Mahendra Kumar Sharma


              *                                     Non-Executive Director
-------------------------------------
  Prof. Marti Gurunath Subrahmanyam


              *                                     Managing Director and Chief
-------------------------------------               Executive Officer
    Mr. Kundapur Vaman Kamath


              *                                     Joint Managing Director
-------------------------------------
       Ms. Lalita Dileep Gupte


              *                                     Deputy Managing Director
-------------------------------------
       Ms. Kalpana Morparia


              *                                     Executive Director
-------------------------------------
          Ms. Chanda Kochhar


              *                                     Chief Financial Officer
-------------------------------------
           Mr. N.S. Kannan



*By: /s/ Nilesh Trivedi
    -------------------------------------                                                March 10, 2005
    Mr. Nilesh Trivedi
    Attorney-in-Fact


Authorized Representative

 /s/ Madhav Kalyan                                                                                         March 10, 2005
-------------------------------------------
Mr. Madhav Kalyan, as duly authorized
representative of ICICI Bank Limited in
the United States.

                                INDEX TO EXHIBITS

                                                                                               Sequentially
Exhibit Number                                                                                 Numbered Page
--------------                                                                                 -------------
(a)       Form of Deposit Agreement among ICICI Bank Limited (the "Company"),
          Deutsche Bank Trust Company Americas, formerly Bankers Trust Company, as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American
          Depositary Receipt to be issued thereunder, attached as Exhibit A thereto. Filed as Exhibit (a) to Form F-6 (File Number 333-11504),
          dated February 18, 2000, and incorporated herein by reference.

(b)(1) Letter Agreements dated February 19, 2002 and April 1, 2002 between the Company and the Depositary amending and supplementing the Deposit
          Agreement, incorporated herein by reference to the Company's Annual
          Report on Form 20-F for the fiscal year ended March 31, 2002 filed on September 30, 2002.

(b)(2)    Letter Agreement dated March 8, 2005 between the Company and the
          Depositary amending the Deposit Agreement to change the Company's agent for service of process.

(d) Opinion of White & Case, counsel to the Depositary, as to the legality of the securities being registered.

(e)       Certification under Rule 466.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Incorporated herein by reference to Exhibits 24.1 through 24.10 to the Company's registration statement on Form F-3 (File No. 333-121664) filed on December 27,
          2004.